

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2025

Christopher Hemmeter
Chief Executive Officer
Thayer Ventures Acquisition Corp II
25852 McBean Parkway
Suite 508
Valencia, CA 91355

  Re: Thayer Ventures Acquisition Corp II
    Amendment No. 1 to Registration Statement on Form S-1
    Filed April 3, 2025
    File No. 333-285830

Dear Christopher Hemmeter:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 24, 2025, letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 1. We note that you may seek to extend the time to complete a business combination beyond 21 months. Please disclose whether there are any limitations on extensions, including the number of times you may seek to extend. Please see Item 1602(b)(4) of Regulation S-K.

Part II - Information not Required in Prospectus
Exhibits and Financial Statement Schedules, page II-2

2. Please reconcile your disclosure on page 20 that shares purchased "in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor

of approving the business combination transaction" with clause 1 of the letter agreement filed as Exhibit 10.4.

<u>Consent of Independent Registered Public Accounting Firm, page 1</u>

3.   We note that the most recent auditor's consent dated April 3, 2025 refers to an audit report dated March 14, 2025, when the audit report included in this filing is dated April 3, 2025. In your next amendment, please provide an auditor's consent that refers the correct audit report date.

Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Ruairi Regan at 202-551-3269 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John T. McKenna, Esq.